SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 4, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

The Commonwealth of Virginia and CGI-AMS Sign US$300 Million Contract to Deliver Enterprise-wide Transformation of State Services

Richmond, Virginia, January 4, 2006 – The Commonwealth of Virginia has selected CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc., (NYSE: GIB; TSX: GIB.SV.A) as its private sector partner for a sweeping initiative to transform the state’s business and information technology program. The initial value for the seven-year contract for CGI-AMS is expected to be up to US$300 million with two optional three-year renewal periods.

The Virginia Enterprise Applications Architecture (VEAA) public-private partnership will help the Commonwealth maintain its status as the best managed state in the nation by consolidating and modernizing processes and technology for financial, human resources, supply chain, and administrative management. The scope of the initiative is presently in executive branch agencies, with potential applicability to the judicial and legislative branches and educational institutions. The ongoing contract is subject to meeting performance standards and funding approval by the Virginia General Assembly.

“This agreement marks the largest effort in the country to improve business processes and consolidate technology for better business management,” said Governor Warner. “We owe it to our citizens to help government perform more effectively and more productively, saving taxpayers millions of dollars annually, allowing Virginia to capture millions more in previously uncollected revenue and federal cost reimbursements, and increase the transparency of these back office operations.”

“Through the leadership of the Governor and the General Assembly, the VEAA initiative heralds the beginning of a new era for government efficiency,” said Donna Morea, president of CGI-AMS. “This program will be a model for any public sector organization seeking to create more effective ways to get the job done.

“CGI-AMS’s strengths as a business partner lie in its understanding of the business of government and technology, and our experience working with the Commonwealth on other transformational projects that have delivered measurable benefits to Virginia’s citizens,” Morea said.

Team CGI-AMS will begin the VEAA initiative immediately by deploying managed services for collections and cost recovery.  These services are anticipated to produce revenue that will help finance the program over time. Team CGI-AMS includes project partners SiloSmashers, a Virginia-based company recognized for program management and transformative e-government efforts; Maximus, a premier Virginia-based cost-recovery firm that has worked on revenue-related projects in 47 states; and GC Services, the largest private collection agency in the United States.

CGI-AMS has been a long-time partner to the Commonwealth of Virginia, introducing innovative business processes and technologies that increase efficiencies, improve services and enhance revenue collections. Through the Virginia Tax Partnership, a project with the Department of Taxation, the Commonwealth realized more than $300 million in previously uncollected revenue owed, and now continues to generate nearly $72 million in additional revenue each year to fund state services. CGI-AMS has collaborated with the Commonwealth on eVA—nationally acclaimed as the largest government procurement portal in the United States, with almost $8B in spend through the system since 2001, and recognized by numerous national awards for the savings and business results that it has created for Virginia government.

Additional information about the Virginia Enterprise Applications Architecture initiative is available at http://dgs.virginia.gov/ppea_eap.htm.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is the eighth largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in the United States, Canada, Europe and Asia Pacific as well as from centers of excellence in the United States, Canada, Europe and India. CGI’s annualized revenue run-rate is currently US$3.0 billion and at September 30, 2005, CGI’s order backlog was US$11.1 billion. CGI’s shares are listed on the NYSE (GIB) and the TSX (GIB.SV.A). Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information contact:

Investor relations

Lorne Gorber, vice-president, investor relations

(514) 841-3355

Ronald White, director, investor relations

(514) 841-3230

Media relations

Angela Morris, director, communications

(703) 227-4294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: January 4, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary